Mail Stop 3561

June 5, 2006

Richard Rappaport, President
SRKP 2, Inc.
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067

> **RE:** **SRKP 2, Inc.**
> **Registration Statement on Form SB-2**
> **Amendment No. 5 filed on May 3, 2006**
> **File No. 333-124164**

Dear Mr. Rappaport:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears to us that Rule 419 requires that funds be kept in escrow for 18 months. Please provide us with the authority that allows a registrant to choose to return the funds to investors at any time after 12 months instead of 18 months.

2. Please update all information (e.g., Capitalization, Principal Stockholders, etc.) as

of the most recent date practicable.

3. Please include the breakdown of issuance and distribution expenses from Item 25 in an appropriate place in the prospectus.

Financial Statements, page F-2

4. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures.

Subscription Receivable, page F-3

5. The $5,000 subscription receivable at December 31, 2005 should be presented as a deduction from stockholders' equity, or the notes to the financial statements should disclose the date that the note was paid in cash. See SAB Topic 4:E.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer at (202) 551-3237 or Terence O'Brien at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Ronald Alper at (202) 551-3329 or Michael Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Thomas Poletti, Esq.
       Fax (310) 552-5001